SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                   FORM 10-SB
                                AMMENDMENT No. 1

               GENERAL INFORMATION FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        FIRST CAPITAL INTERNATIONAL, INC.
                 (Name of Small Business Issuer in Its Charter)

             Delaware                              76-0375627
             --------                              ----------
   (State of Other Jurisdiction of               (IRS Employer
   Incorporation or Organization)              Identification No.)

5120  Woodway,  Suite  9004,  Houston,  Texas        77056
---------------------------------------------        -----
(Address  of  Principal  Executive  Offices)       (Zip Code)

       tel. (713) 629-4866                            fax (713)  629-4913
       ------------------------------------------------------------------
              (Registrant's Telephone Number, including Area Code)

With  copies  to:     Robert  D.  Axelrod,  Attorney  At  Law
                      Axelrod,  Smith  &  Kirshbaum
                      5300  Memorial  Drive,  Suite  700
                      Houston,  Texas  77007
                      tel.  (713) 861-1996 ext. 116     fax  (713) 552-0202

     Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

                                      None.

     Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

                          Common Stock, par value $.001

                                    TABLE OF CONTENTS

                                         PART I
                                         ------

Item 1. Description of Business. . . . . . . . . . . . . . . . . . . . . . . . . . .   1

Item 2. Management's Discussion and Analysis.. . . . . . . . . . . . . . . . . . . .   5

Item 3. Description of Property. . . . . . . . . . . . . . . . . . . . . . . . . . .  10

Item 4. Security Ownership of Certain Beneficial Owners and Management . . . . . . .  11

Item 5. Directors, Executive Officers, Promoters and Control Persons . . . . . . . .  12

Item 6. Executive Compensation . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

Item 7. Certain Relationships and Related Transactions . . . . . . . . . . . . . . .  14

Item 8. Description of Securities. . . . . . . . . . . . . . . . . . . . . . . . . .  15

                                        PART II
                                        -------

Item 1. Market Price of and Dividends
        on the Registrant's Common Equity and
        Other Shareholder Matters. . . . . . . . . . . . . . . . . . . . . . . . . .  17

Item 2. Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

Item 3. Changes in and Disagreements With Accountants. . . . . . . . . . . . . . . .  18

Item 4. Recent Sales of Unregistered Securities. . . . . . . . . . . . . . . . . . .  19

Item 5. Indemnification of Directors and Officers. . . . . . . . . . . . . . . . . .  21

                                        PART F/S
                                        --------

Financial Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

                                        PART III
                                        --------

Item 1. Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

Item 2. Description of Exhibits. . . . . . . . . . . . . . . . . . . . . . . . . . .  22

        The  Exhibits  required  by  this  item
        are  included  as  set  forth  in  the  Exhibit  Index.

                                     PART I
                                     ------

Item  1.     Description  of  Business

INTRODUCTION

     First Capital International, Inc., a Delaware company, (the "Company") was incorporated in January, 1977. The principal executive offices of the Company are located at 5120 Woodway, Suite 9004, Houston, Texas 77056; tel. (713) 629-4866, fax (713) 629-4913.

     The Company's common stock is currently traded on the over-the-counter bulletin board ("OTC BB") under the symbol "FCAI."

     The  Company  presently  operates  in  two  business  segments:

- A leasing company in the Republic of Estonia named EIP Liisingu AS ("EIP") an Estonian corporation, which leases business and consumer items. The Company acquired 100% of EIP in 1998.

- An internet retail shopping site called PlazaRoyal.com, located at www.plazaroyal.com. The Company started this website in March 1999. The Company's main focus for this business segment is to market U.S. retailers on this website to European consumers. The Company is presently seeking cyber retail tenants to sublease space on this website. To date, the Company has not had any revenues from this website.

     References to the Company in this Form 10-SB include First Capital International, Inc. and EIP Liisingu AS.

HISTORY

     The Company was originally incorporated in the State of Utah in 1977 under the name Galt-Atlantis Corporation. The Company had insignificant operations until December, 1981 at which time the Company changed its name to Kan-Tx Energy Company and commenced activities in the natural resources industry. Being unsuccessful with its oil an gas business, Kan-Tx Energy Company suspended operations from 1986 until May, 1994, at which time the Company effectuated a one-for-ten reverse stock split and re-incorporated itself by merger into Kan-Tx Energy Company, a Delaware company, formed for the purpose of permitting the Company to conduct its affairs pursuant to Delaware corporate law rather than Utah corporate law by changing the domicile of the Company to Delaware. Also in May, 1994, the Company acquired all of the outstanding capital stock of Ranger Car Care Corporation, an automotive service company, which until that time had been a privately owned Texas corporation, in exchange for 10,000,000 shares of the Company's common stock. In June, 1994, the Company changed its name to Ranger/USA, Inc. and commenced activities in the automotive service business through its wholly owned subsidiary Ranger Car Care Corporation. In December, 1997, the Company suspended its automotive service business and was dormant from December, 1997 until August, 1998.

     In August, 1998, in anticipation of a business combination, the Company changed its name to First Capital International, Inc. , increased the number of authorized shares to 100,000,000 shares of capital stock, and the present directors and officers were appointed. In September, 1998, the Company entered into a Stock Exchange Agreement with the two stockholders of EIP, who were Eurocapital Group, Ltd. and United Capital Group Limited. Pursuant to the Stock Exchange Agreement, the Company issued a total of 34,000,000 shares of its common stock to the EIP stockholders in exchange for all of the outstanding shares of EIP. The terms and conditions of the Stock Exchange Agreement were determined by the parties through arms length negotiations and approved by the Board of Directors. However, no appraisal was performed.

BUSINESS  ACTIVITIES

     Leasing Activities. The Company, through its wholly owned subsidiary EIP, operates a leasing business in Estonia, a nation which gained its independence during the fall of the Soviet Union. At one time, EIP was owned by the Estonian Innovation Bank, a bank in Estonia. EIP owns a portfolio of leases of apartments, appliances, equipment and automobiles. These leases are made to consumers and businesses in Estonia. The main types of services offered by EIP are finance (lease-to-own, or option to purchase) leases and operating (rental) leases. A lease is considered to be a finance lease if ownership of the leased asset is transferred by EIP to the lessee at the end of lease term. A lease is considered to be an operating lease when EIP continues ownership and takes possession of the leased asset at the end of lease term, or meets certain other criteria. EIP then re-leases or sells the asset. The typical lease term is for two to three years. EIP markets its services using newspaper advertisements and other printed media in Estonia.

     EIP funds its leasing operations through its cash flow from operation and from existing debt financing which it presently has from third parties. EIP utilizes these funds to acquire the assets which it leases. The current principal balance on this loan, which bears interest at 10% per annum, is $333,641, which is payable interest only on a monthly basis with a final balloon payment of principal and interest due in May, 2002. The Company does not believe that this funding source will provide any additional financing. The lender, Estonian Innovation Bank, owned EIP at one time. The Company Believes that Estonian Innovation Bank is insolvent. Therefore the Company believes that the Estonian Innovation Bank will not provide any additional financing to the Company.

     Customers.  EIP's  current  customer base is 60% consumer and 40% business.
     ---------
The customer base can be further characterized as 52% real estate related, such as apartments, 20% automobile, 20% furniture and household goods such as major appliances and 8% miscellaneous categories. The business base can be further characterized as 65% automobile, 18% industrial equipment, 12% computers and office equipment and 5% real estate. In 1997, EIP entered into 111 leases. In 1998, EIP entered into 37 leases.

     Disposition  at  the  end of the lease.  At the end of a finance lease, EIP
     --------------------------------------
disposes of the leased asset by transferring ownership of the leased asset to the lessee. At the end of an operating lease, EIP continues ownership of the leased asset and takes possession of the leased asset. EIP then either re-leases the asset to a different customer or sells the asset.

     Disposition  upon  customer default.  If a customer defaults
     -----------------------------------
on a lease payment, the Company repossesses the property and either leases the asset to a different customer or sells the asset. In 1997 and 1998 approximately 10% of EIP's leases went into default.

     The leasing industry is relatively new in Estonia. The Company believes that there are more than 10 other leasing companies in Estonia. Many of the Company's competitors are well established and have substantially greater capital resources and greater marketing capabilities than the Company. There can be no assurance that the Company will be competitive.

     E-commerce Related Activities. The Company recently began development of an internet cyber shopping mall called Plaza Royal.com at www.plazaroyal.com. Plaza Royal.com provides U.S. retailers an opportunity to be part of a cyber shopping mall. The Company's main focus for Plaza Royal.com is to market U.S. retailers to European consumers. Plaza Royal.com is a 3-D, virtual reality, fully interactive cyber shopping experience with the capability to market to non-English speaking customers. The 3-D cyber shopping experience at Plaza Royal.com is designed to be entertaining to the consumer and to provide the feeling of being in a shopping mall. The Company is presently seeking cyber retail tenants to sublease space on this website. To date, the Company has not had any revenues from this website. The Company believes it can create revenue from three sources:

- Revenues from rent fees paid by retail organizations who sell from the site.
-    Revenues from advertisers on the site.
-    Revenues from retailers for transaction and credit card processing fees.

     The Company has entered into affiliated e-commerce merchant programs with the following companies: Dell Computers, CBS Sports Store, Sharper Image, Amazon.com, Discover Nature, CarPrice.com, Reel.com, Nextcard and Swiss Army Depot. The affiliated merchant program enables the Company to earn a percentage of the sales generated when a visitor to the Company's website links to the websites of affiliated merchants and makes a purchase. The Company will receive between 1% and 20% as a sales commission on these types of transactions.

     The Company has plans to develop a legal directory portal website under the name Legal Claims.com. The Company has already reserved the website name www.legalclaims.com. The target markets for Legal Claims.com are providers and users of legal services.

RISKS  ASSOCIATED  WITH  THE  FOREIGN  OPERATIONS

     EIP operates in a part of the world which could be viewed as having a high potential for political, economic and military instability. For example, Estonia is near Russia. If the political situation in Russia worsened, a spill over effect into Estonia could have adverse consequences for EIP. Some other nations which gained independence after the fall of the Soviet Union have experienced instability. If such instability were to occur in Estonia, the Company's business could be adversely affected.

     Presently, the Company's operations in Estonia are conducted in transactions denominated in the local currency of Estonia, the EEK. Therefore, the Company has exposure to foreign currency fluctuations and foreign government intervention such as a devaluation of the local currency.

Risk  of  Non-Availability  of  Long  Term  Financing  for  EIP

     EIP funds its leasing operations through its cash flow from operation and from long term debt financing which it presently has from third parties. EIP utilizes these funds to acquire the assets which it leases. EIP presently owes long term debt in the remaining principal balance of $333,641, payable monthly at 10% per annum. The final payment is due in May, 2002. The Company does not believe that this funding source will provide any additional financing. The lender, Estonian Innovation Bank, owned EIP at one time.

GOING  CONCERN  RISK

     In Note 3 to the audited financial statements, the Company's independent auditors have reported that the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. The Company has developed plans to address this situation. The Company believes that by becoming a reporting company by filing this Form 10-SB, its common stock can be used as an exchange vehicle for acquisitions. The Company believes that its businesses will ultimately provide positive cash flow. See, Part F/S.

EMPLOYEES

     As of May 6, 1999, the Company had five employees in the USA and EIP had four employees in Europe.

SUBSIDIARIES

     The Company has two wholly-owned subsidiaries, EIP Liisingu AS ("EIP"), an Estonian corporation, which is a leasing company in Europe, and Ranger Car Care Corporation, a Texas corporation, which is presently dormant.

PENDING  ACQUISITIONS

     The Company has entered into a letter of intent to acquire all of stock of a company in the Republic of Estonia named TGK-LINK AS which is a telecommunications company specializing in internet telephony and other internet applications. Internet telephony is the use of the Internet for real-time voice communications, which is a lower cost substitute for using a regular telephone. If this acquisition is consummated, selling equity holders of TGK-LINK AS would receive 400,000 restricted shares of common stock of the Company immediately, and later could receive an option to acquire up to 200,000 shares of common stock of the Company at an exercise price of $.05 per share of common stock, expiring March 1, 2000, if the net profit for TGK-LINK AS for the year ended December 31, 1999 is not less than $75,000. If the closing bid on the Company's stock is less than $0.05 per share for 60 consecutive trading days through the period ending 14 months after the acquisition date, the former shareholders of TGK-LINK AS may repurchase their shares for $0.01 per share. There is no assurance that this acquisition will occur.

Item  2.     Management  Discussion  and  Analysis

FORWARD-LOOKING  STATEMENT  AND  INFORMATION

     The Company is including the following cautionary statement in this Form 10-SB to make applicable and take advantage of the safe harbor provision of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company's management to operate on a global basis; the ability of the Company to effectuate and successfully operate acquisitions, and new operations; the ability of the Company to obtain acceptable forms and amounts of financing to fund planned acquisitions; the political, economic and military climate in nations where the Company may have interests and operations; and the ability to engage the services of suitable consultants or employees in foreign countries. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

     The following description of the Company's financial position and results of operations should be read in conjunction with the Financial Statements and the Notes to Financial Statements, contained in this report as set forth beginning on page F-1.

INTRODUCTION

     In August, 1998, as part of the Company's transition from dormancy into an operating entity, the present directors and officers were appointed. It is the present intent of management to grow the Company's asset and revenue base through the acquisition of operating businesses in the United States and Europe in the financial services, e-commerce and internet industries.

     The Company intends to make all of the acquisitions by issuing common stock in exchange for the acquired businesses. However, the Company may need additional capital to enter into acquisitions. In the event that capital is needed to effectuate certain acquisitions, the Company will be required to raise substantially all of the funds for such acquisitions. The Company anticipates that most, if not all, of any acquisitions it may make during the next 12 months will be of operating entities that have current management in place.

     The Company's first acquisition occurred in September, 1998 when the Company completed the acquisition of 100% of the stock of EIP from the stockholders of EIP in exchange for a total of 34,000,000 shares of the Company's common stock.

     EIP operates in a part of the world which could be viewed as having a high potential for political, economic and military instability. For example, Estonia is near Russia. If the political situation in Russia worsened, a spill over effect into Estonia could have adverse consequences for EIP. Some other nations which gained independence after the fall of the Soviet Union have experienced instability. If such instability were to occur in Estonia, the Company's business could be adversely affected.

     The operations of EIP are conducted in Estonia with transactions denominated in the local currency of Estonia, the EEK. Therefore, the Company has exposure to foreign currency fluctuations and foreign government intervention such as a devaluation of the local currency.

     The Company believes that EIP's existing cash flow is adequate to fund its existing lease portfolio and to fund a limited number of new leases. However, one of the Company's objectives for the next 12 months is to increase its capital resources, so that EIP can increase the size of its lease portfolio.

     The Company presently believes that the development and expansion of its e-commerce business website, Plaza Royal.com, will require additional capital. The Company will seek financing for Plaza Royal.com through the sale of debt or equity. In order to achieve these objectives, the Company will be required to raise additional funds from the sale of equity or debt. The sale of equity securities could dilute the Company's existing stockholders' interest, and borrowings from third parties could result in restrictive loan terms which would increase the Company's debt service requirements and could restrict the Company's operations. It is unknown at this time whether the Company will be successful in raising capital on reasonable terms for the purpose of increasing the capital base of EIP or for financing the further development of Plaza Royal.com.

     During late 1998 through March 31, 1999, the Company, in private transactions, raised approximately $65,000 in cash through the sale of its common stock and options.

PLAN  OF  OPERATION

     The current plan of operation involves the further development of our main E-commerce Portal: PlazaRoyal.com. The Company originally developed this portal in March and April of 1999. At the present time the Company is actively in the process of signing on new merchants for the PlazaRoyal.com Mall. Among those already signed are Dell Computers, CBS Sport Stores, Discover Nature Stores, the Sharper Image, Omaha Steaks, the Swiss Army Depot, Office Max, Hickory Farms and Amazon.com.

     Additionally, the Company is working on the development of the new cyberstore concept, which will allow merchants to operate their respective stores on the Internet as a joint venture with our Company. Also, we are in the process of developing a detailed marketing program, which will enable our shopping mall to function in several languages in several different countries. Various local Internet providers in several countries have expressed an active interest in supporting these developments in Europe.

ANALYSIS  OF  FINANCIAL  CONDITION

     At the present time, the Company still has a balance of $60,161.93 left from the original $300,000.00 credit line with United Capital Group. It is our belief that an additional $200,000.00 line of credit can be negotiated with this same investor.

     Also, the Company is actively seeking new acquisitions in the United States and throughout Europe and currently negotiations are underway for the acquisition of several E-commerce companies in the United States, as well as travel related service companies with E-commerce features. The Company is pursuing several new acquisition opportunities in Eastern Europe and is presently negotiating for the acquisition of several Internet providers in the Baltic Region. The Company is seeking to accomplish any further acquisition on a stock exchange basis only. This would enable the Company to acquire additional assets and maintain its cash flow as well.

     Further, the Company is in the process of actively developing a new international legal directory portal under the name of "LegalClaims.com." This portal will enable us to expand our E-commerce services into this new market segment, as well as, generate new revenue(s) for the Company from the sale of memberships to legal professionals, as well as, revenue from advertising and other types of services to the global legal community.

     The Company currently has plans to increase the number of its employees by hiring a marketing manager and an operations manager. Also, the Company is actively considering a contract with the E-commerce Solution Company in order to provide full E-commerce services to the PlazaRoyal.com portal and to LegalClaims.com. The Company intends to finance these respective expenditures from the sale of its securities.

COMPETITION

     Currently, only a few sites on the Internet offer the same type of a full, interactive 3-D shopping experience that PlazaRoyal.com will offer. However, in the future, the Company expects substantial competition. As technology progresses, technology could make 3-D shopping malls and/or full 3-D stores a rather "ordinary" feature offered by e-commerce web sites. At the present time, however, this is still quite a novelty and will provide our Company with an additional "edge" against any current competition.

YEAR  ENDED  DECEMBER  31,  1998  COMPARED  TO  YEAR  ENDED  DECEMBER  31,  1997

RESULTS  OF  OPERATIONS

     During the year ended December 31, 1998, the Company had revenues of $43,822 compared to revenues of $109,628 for the year ended December 31, 1997. This decrease in revenue of $65,806 is a result of EIP's limited availability of capital to enter into new leases.

     During the year ended December 31, 1998, the Company had operating, general and administrative expenses of $257,745 compared to operating, general and administrative expenses of $82,146 for the year ended December 31, 1997. This increase of $175,599 resulted from the commencement of business operations after a dormant period. The commencement of management activities, the start-up of the Plaza Royal.com internet website, and expenses related to business development combined to create the significant increase.

     During the year ended December 31, 1998, the Company had depreciation and amortization expense of $8,563 compared to $12,109 for the year ended December 31, 1997. The decrease in depreciation and amortization expense of $3,546 was the result of the expiration of certain operating leases and the disposition of certain related assets.

     During the year ended December 31, 1998, the Company incurred interest expense of $31,611 as compared to $65,570 for the year ended December 31, 1997. The decrease in interest expense of $33,959 resulted from EIP's partial repayment of its credit line.

     During the year ended December 31, 1998, the Company had a net loss of $(787,870) compared to $(26,953) for the year ended December 31, 1997. This increase in net loss of $760,917 is attributable to the Company's sale of stock and options at below market value, the Company's acquisition activities and the development costs of the Company's e-commerce website www.plazaroyal.com.

     During the year ended December 31, 1998, the Company had a net loss available to common stockholders of $(895,859) compared to a net loss of $(26,953) for the year ended December 31, 1997, or an increase in net loss of $760,917. A significant portion of the net loss amount is attributable to the accounting treatment of the Company's sale of stock and options at below market value, the Company's acquisition activities and the ramp up of the Company's e-commerce website www.plazaroyal.com.

THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1999.

RESULTS  OF  OPERATIONS

     During the three months ended March 31, 1999, the Company had revenues of $12,946 compared to revenues of $12,805 for the three months ended March 31, 1998.

     During the three months ended March 31, 1999, the Company had operating, general and administrative expenses of $65,656 compared to $4,152 for the three months ended March 31, 1998. This increase in operating, general and administrative expenses resulted from commencement of business operations in the U.S.A. after a dormant period, which involved the commencement of management activities, the start-up of the Plaza Royal.com internet website, and expenses related to business development.

     During the three months ended March 31, 1999, depreciation, interest expense and amortization expense were consistent with levels for the three months ended March 31, 1998.

     During the three months ended March 31, 1999, the Company had a net loss of $(155,115) compared to a net loss of $(3,061)for the three months ended March 31, 1998. A significant portion of the net loss amount is attributable to the the Company's sale of stock and options to employees at prices below market value, the Company's acquisition activities and the development costs of the Company's e-commerce website www.plazaroyal.com.

     During the three months ended March 31, 1999, the Company had a net loss available to common stock holders of $(1,515,970) compared to a net loss available to common stock holders of $(3,061)for the three months ended March 31, 1998. The significant increase in the net loss available to common stock holders is attributable to the Company's sale of stock and options at below market value, the Company's acquisition activities and the development costs of the Company's e-commerce website www.plazaroyal.com.

LIQUIDITY  AND  CAPITAL  RESOURCES

     The financial statements of the Company include a going concern qualification by the Company's independent auditors. The Company's operating losses and the Company's need for financing raise substantial doubts about the Company's ability to continue as a going concern.

     The Company believes that EIP's cash requirements for EIP's current operations during 1999 can be met through EIP's internal cash flow from operations. During the year ended December 31, 1998, the Company had revenues of $43,822 compared to revenue of $109,628 for the year ended December 31, 1997. The decrease in revenue of $65,806, was a direct result of EIP's limited availability of capital to enter into new leases.

     During  late  1998 through March 31, 1999, the Company raised approximately
$65,000  in  cash  through  the  sale  of  its  common  stock  and  options.

YEAR  2000  ISSUES  AND  Y2K

     The Company presently believes that its computers are Y2K compliant and the Company presently anticipates no Y2K impact in connection with its suppliers or customers. However, the Company is presently assessing its Year 2000 compliance status and the status of its suppliers and customers. There can be no assurance that the Company will escape the consequences of a Year 2000 compliance deficiency.

Item  3.     Description  of  Property.

     The Company's principal executive offices are located at 5120 Woodway, Suite 9004, Houston, Texas 77056, in approximately 2,000 square feet of office space which is subleased from a firm owned by Alex Genin, the President of the Company, on a month to month sublease for $2,343 per month. EIP leases approximately 3,000 square feet of office space in Estonia on a month to month lease for approximately $2,100 per month from an independent third party. The Company believes that its offices are adequate for its present and future needs.

Item  4.     Security  Ownership  of  Certain  Beneficial Owners and Management.

     The following table sets forth certain information as of May 1, 1999 with respect to the beneficial ownership of shares of common stock by (i) each person who is known to the Company to beneficially own more than 5% of the outstanding shares of common stock, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown.

Name and Address                      Shares of  Common       Percent
of Beneficial Holder              Stock Beneficially Owned   of Class
--------------------------------  -------------------------  --------
Eurocapital Group, Ltd.. . . . .          25,500,000 (1)(2)     39.2%
19 Peel Road
Douglas, Isle of Man
British Isles 1M1 4LS

United Capital Group Limited . .       17,016,761 (1)(2)(3)     25.7%
50 Town Range, Suite 7B
Gibraltar

Alex Genin . . . . . . . . . . .           6,700,000 (1)(2)      9.9%
5120 Woodway, Suite 9004
Houston, Texas 77056

Michael Dashkovsky . . . . . . .              4,500,000 (4)      6.8%
5120 Woodway, Suite 9004
Houston, Texas 77056

Abrador, SA. . . . . . . . . . .                 3,618,100       5.6%
48 East Street
Bella Vista, Sucre Building
Panama

Joseph A. Bond . . . . . . . . .                   400,000        .6%
5120 Woodway, Suite 9004
Houston, Texas 77056

Walter C. Wilson . . . . . . . .                200,000 (5)       .3%
1900 West Loop South, Suite 2050
Houston, Texas 77027

Joselito H. Sangel. . . . . . .                 500,000 (5)      0.8%
5120 Woodway, Suite 9004
Houston, Texas 77056

All officers and directors as
a Group--Five Persons. . . . . .                12,300,000      17.7%

_____________________________

                                       11

(1) Includes options to purchase up to 2,700,000 shares of common stock of the Company which are presently exercisable at excise prices of from $.05 to $.25 per share.
(2) Alex Genin currently holds powers of attorney from Eurocapital Group, Ltd. and United Capital Group Limited by which Mr. Genin is granted the power to make limited management and investment decisions. Mr. Genin advises and consults with Eurocapital Group, Ltd. and United Capital Group Limited to formulate management decisions on behalf of Eurocapital Group, Ltd. and United Capital Group Limited, including management decisions related to the Company. Mr. Genin does not own any stock of Eurocapital Group, Ltd. or United Capital Group Limited.
(3) Includes 1,076,761 shares issueable in exchange for debt owed by the Company to United Capital Group, Ltd. The exchange price is $0.05 per share.
(4) Includes an option to purchase up to 1,500,000 shares of common stock of the Company which is presently exercisable at an exercise price of $0.05 per share.
(5) Includes an option to purchase up to 100,000 shares of common stock of the Company which is presently exercisable at an exercise price of $0.05 per share.

Item  5.     Directors,  Executive  Officers,  Promoters  and  Control  Persons.

The  directors  and  executive  officers  of  the  Company  are  as  follows.

Name and Address                 Age      Position
-------------------------------  ---  ----------------
Alex Genin . . . . . . . . . . .  47  Director, CEO, and
5120 Woodway, Suite 9004 . . . .      President
Houston, Texas 77056

Joseph A. Bond . . . . . . . . .  65  Director and
5120 Woodway, Suite 9004 . . . .      Secretary
Houston, Texas 77056

Michael Dashkovsky . . . . . . .  37  Director
5120 Woodway, Suite 9004
Houston, Texas 77056

Walter C. Wilson . . . . . . . .  51  Director
1900 West Loop South, Suite 2050
Houston, Texas 77027

Joselito H. Sangel . . . . . . .  45  Vice President of
5120 Woodway, Suite 9004 . . . .      Finance
Houston, Texas 77056

     Directors are elected annually and hold office until the next annual meeting of the stockholders of the Company or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors. There is no family relationship between or among any of the directors and executive officers of the Company.

BIOGRAPHIES

     Alex Genin has been a Director, President and a major shareholder of the Company since August, 1998. Since 1992, Mr. Genin has been the President of ECL Trading Company, which trades goods and commodities in Europe and countries of the former Soviet Union. Since 1985, Mr. Genin has been the President of Eastern Credit Ltd. Inc. which provides mortgage and financial consulting services in Europe, Asia and the United States. Mr. Genin has extensive experience in business activities in Europe, Asia and countries of the former Soviet Union.

     Joseph A. Bond has been a Director and the Secretary of the Company since August, 1998. For more than five years, Mr. Bond has been an attorney in the private practice of law in Texas. Mr. Bond has extensive experience in international tax law.

     Michael Dashkovsky has been a Director of the Company since August, 1998 and since March, 1999 he has been the Company's manager of European operations. Since 1990, Mr. Dashkovsky has been employed by Eastern Credit Ltd., Inc. as a manager, and as the President of the Estonian Innovation Bank until February, 1999. This bank owned EIP at one time.

     Walter C. Wilson has been a Director of the Company since January, 1999. Since 1974, Mr. Wilson has been an attorney in private practice in Texas. Mr. Wilson is licensed to practice law in Texas and Florida. He has a J.D. degree, 1969, from the University of Florida Law School. Mr. Wilson practices in international law and international taxation.

     Joselito H. Sangel has been the Company's Vice-President of Finance since September, 1998. Since 1996, Mr. Sangel has been an accountant with EC Group Companies, a firm controlled by Alex Genin. From 1988 through 1995 Mr. Sangel was a portfolio accountant with First Interstate Bank.

Item  6.     Executive  Compensation.

     The following table reflects all forms of compensation for services to the Company for years ended December 31 , 1998 , 1997 and 1996 of the chief executive officer. No executive officer of the Company received compensation which exceeded $100,000 during these periods.

                              SUMMARY COMPENSATION TABLE
                              --------------------------


                 ANNUAL  COMPENSATION          LONG  TERM  COMPENSATION
                 --------------------          ------------------------
                                               AWARDS                    PAYOUTS
                                               ------                    -------
                                       OTHER                                       ALL
NAME AND                               ANNUA   RESTRICTED   SECURITIES             OTHER
PRINCIPAL                             COMPEN-  STOCK        UNDERLYING    LTIP    COMPEN-
POSITION   YEAR     SALARY      BONUS  SATION  AWARDS      OPTIONS/SARS  PAYOUTS  SATION
---------  ----  -------------  -----  ------  ----------  ------------  -------  -------
Alex. . .  1998  $37,000-  (1)    -0-     -0-         -0-      -0-  (2)      -0-      -0-
Genin . .  1997  $        -0-     -0-     -0-         -0-      -0-           -0-      -0-
CEO and .  1996  $        -0-     -0-     -0-         -0-      -0-           -0-      -0-
President

________________________
(1)  See,  Certain  Relationships  and  Related  Transactions.
(2)  On  April 7, 1999, the Company awarded Mr. Genin with an immediately exercisable option  to  purchase  up  to 200,000 shares of common stock of the Company at an exercise  price  of  $0.25  per  share  expiring  on  March  31, 2002.  This was compensation  for  services  rendered  from August, 1998 through March 31, 1999.

     In 1998, Mr. Genin purchased an option to purchase up to 2,500,000 shares of common stock of the Company at an exercise price of $0.05 per share which is presently exercisable. He has not exercised this option. At December 31, 1998, the value of Mr. Genin's unexercised in the money option is $500,000.

EMPLOYMENT  AGREEMENTS

     The Company does not have an employment contract with any of its employees. The Company presently intends to negotiate an employment contract with Alex Genin.

DIRECTOR  COMPENSATION

     The  Company  does  not  currently  pay  any  cash  directors'  fees.

EMPLOYEE  STOCK  OPTION  PLAN

     The Company believes that equity ownership is an important factor in its ability to attract and retain skilled personnel, and the Board of Directors of the Company may adopt an employee stock option plan in the future. The purpose of the stock option program will be to further the interest of the Company, its subsidiaries and its stockholders by providing incentives in the form of stock options to key employees and directors who contribute materially to the success and profitability of the Company. The grants will recognize and reward outstanding individual performances and contributions and will give such persons a proprietary interest in the Company, thus enhancing their personal interest in the Company's continued success and progress. This program will also assist the Company and its subsidiaries in attracting and retaining key employees and directors.

Item  7.     Certain  Relationships  and  Related  Transactions.

     Alex Genin currently holds powers of attorney from Eurocapital Group, Ltd. and United Capital Group Limited by which Mr. Genin is granted the power to make limited management and investment decisions. Mr. Genin advises and consults with Eurocapital Group, Ltd. and United Capital Group Limited to formulate management decisions on behalf of Eurocapital Group, Ltd. and United Capital Group Limited, including management decisions related to the Company. Mr. Genin does not own any stock of Eurocapital Group, Ltd. or United Capital Group Limited.

     Effective September, 1998, United Capital Group Limited and the Company entered into a loan agreement, pursuant to which the Company may borrow up to $300,000. As part of the loan agreement, during 1998, United Capital Group Limited, on behalf of the Company, paid entities owned by Alex Genin for Services which they provided the Company including office space and business services, managerial and consultant staffing and (including payments to Mr. Gennin of $37,000 in 1998) travel expenses. Mr. Genin's entities provided these Services on terms no less favorable to the Company than terms obtainable from unaffiliated third parties. In 1998, Mr. Genin's entities' received $168,553 under this arrangement and the cumulative total was $186,000 as of January 31, 1999. United Capital Group and the Company agreed to exchange this debt for 7,440,000 shares of common stock. The Company continues to use this method of financing to provide itself with resources and capabilities, and will do so until it is able to secure alternative sources of capital on better terms. United Capital Group Limited may exchange additional debt for shares of common stock of the Company pursuant to the loan agreement at an exchange price of $0.05 per share. At the present time the Company owes $60,161 to United Capital Group Limited pursuant to this agreement. United Capital Group Limited owns approximately 25.7% of the common stock of the Company.

     During 1998, Mr. Genin's entities compensated Mr. Genin in the amount of $37,000 for services he rendered related to the Company. During 1999 to date, Mr. Genin's entities compensated Mr. Genin in the amount of $6,200 per month for services he rendered related to the Company. Mr. Genin owns approximately 9.9% of the common stock of Company

     In September, 1998, the Company entered into a Stock Exchange Agreement with the two stockholders of EIP, who were Eurocapital Group, Ltd. and United Capital Group Limited. The Company issued a total of 34,000,000 shares of common stock of the Company to the EIP stockholders in exchange for all of the outstanding shares of EIP. The terms and conditions of the Stock Agreement
Exchange  were  determined  by  the  parties  through  arms length negotiations.
However, no appraisal was performed. As a result of these transactions, Eurocapital Group, Ltd. now owns 39.2% of the common stock of the Company, and United Capital Group Limited now owns 25.7% of the common stock of the Company.

     At one time EIP was owned by the Estonian Innovation Bank, which made a loan to EIP. The current principal balance on this loan, which bears interest at 10% per annum, is $333,641, which is payable interest only on a monthly basis with a final balloon payment of principal and interest due in May, 2002. The Company does not believe that this funding source will provide any additional financing. Eurocapital Group, Ltd. owns approximately 54% of Estonian Innovation Bank and approximately 39.2% of the Company.

     In October, 1998, the Company sold to Alex Genin 4,000,000 shares of common stock at one-tenth cent per share and granted Mr. Genin an option to purchase 2,500,000 shares of common stock of the Company exercisable at $0.05 per share expiring in August, 2001, for the total cash sum of $4,140. This option is presently exercisable. These issuances were approve by the Board of Directors. This was an incentive approved by the Board of Directors to persuade Mr. Genin to become an officer and director and to devote virtually all of his time to the management of the Company at a time when there was no meaningful market for the shares and when the Company had limited financial resources. In April, 1999 the Company granted Mr. Genin an option to purchase up to 200,000 of common stock to the Company exercisable at $0.25 per share expiring in March, 2002.

     In October, 1998, Company sold to Michael Dashkovsky 3,000,000 shares of common stock at one-tenth cent per share and granted Mr. Dashkovsky an option to purchase 1,500,000 shares of common stock of the Company exercisable at $0.05 per share expiring in August, 2001, for the total cash sums of $3,080. This option is presently exercisable. These issuances were approve by the Board of Directors. This was an incentive approved by the Board of Directors to persuade Mr. Dashkovsky to become an officer and director and to devote substantially all of his time to the management of the Company at a time when there was no meaningful market for the shares and when the Company had limited financial resources.

Item  8.     Description  of  Securities.

     The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.001, and 10,000,000 shares of preferred stock, par value $0.001. The Board of Directors may establish series or classes of shares out of the authorized shares. As of May 3, 1999, the Company had outstanding 65,123,142 shares of common stock, and no outstanding preferred stock. However, the Company may designate Series A Convertible Preferred Stock in the near future in connection with a proposed sale of securities.

     The following summary description of the securities of the Company is qualified in its entirety by reference to the Certificates of Incorporation, as amended, and the Bylaws of the Company, as amended, copies of which are filed as exhibits to this Form 10-SB.

COMMON  STOCK

     The holders of common stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders of the Company, including the election of directors. The common stock does not have any cumulative voting, preemptive, subscription or conversion rights. The election of directors and other general stockholder action requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented, except that pursuant to the Bylaws a consent to corporate action by a majority of shareholders entitled to vote on a matter is permitted. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

     The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the affairs of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them.

PREFERRED  STOCK

     There are no shares of preferred stock outstanding. However, the Company may designate Series A Convertible Preferred Stock in the near future in connection with a proposed sale of securities. The Company's Articles of Incorporation authorize 10,000,000 shares of preferred stock and provide that the Board of Directors may designate the voting power, preferences, relative, participating optional or other special rights, and qualifications, limitations or restrictions of preferred stock. The Company's Articles of Incorporation also provide that the Board of Directors may create one or more classes of preferred stock and one or more series of preferred stock.

     Series  A  Convertible  Preferred Stock.  If designated, the description of
     ---------------------------------------
Series A Convertible Preferred Stock would be qualified in its entirety by reference to the Company's Articles of Incorporation, Bylaws and the Certificate of the Designation, Preferences, Rights and Limitations of Series A Convertible Preferred Stock

     Series A Convertible Preferred Stock would be convertible into common stock beginning 24 months after purchase as follows: (i) at a conversion ratio of 20 shares of common stock per share of Series A Convertible Preferred Stock, or,
(ii) at a conversion price calculated as 70% of the average of the daily high and low bid per share of common stock during the 20 trading days preceding conversion, whichever method results in a greater of shares of common being issued on the conversion date. However, the conversion price shall not be less than $.10 per share of common stock. The Series A Convertible Preferred Stock dividend would be the payment-in-kind of common stock for the equivalent of a 15% annual dividend rate on the stated value of the Series A Convertible Preferred Stock. The value of common stock in connection with a dividend is calculated as the average of the daily high and low bid per share of common stock during the 20 trading days preceding the record date of the annual dividend payment. Series A Convertible Preferred Stock would be non-voting.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Stock and Other Shareholder Matters.

     The Company's common stock is currently traded on the over-the-counter bulletin board ("OTC BB") under the symbol "FCAI." The following table sets forth, for the periods indicated, the reported high and low closing bid quotations for the common stock of the Company as reported on the OTC BB. The bid prices reflect inter-dealer quotations, do not include retail markups, markdowns or commissions and do not necessarily reflect actual transactions.

                        HIGH     LOW
QUARTER ENDED            BID     BID
---------------------  -------  -----
March 31, 1997. . . .  $   (*)  $ (*)
June 30, 1997 . . . .  $   (*)  $ (*)
September 30, 1997. .  $   (*)  $ (*)
December 31, 1997 . .  $   (*)  $ (*)

March 31, 1998. . . .  $   (*)  $ (*)
June 30, 1998 . . . .  $   (*)  $ (*)
September 30, 1998. .  $   (*)  $ (*)
December 31, 1998 . .  $  (**)  $(**)

March 31, 1999. . . .  $   1/2  $ 1/4
April 1, 1999 through
June 1, 1999. . . . .  $ 1 7/16 $ 1/4

____________________
(*) To the best of the Company's knowledge, from January 1, 1996 through October, 1998, no broker-dealer made an active market or regularly submitted quotations for the Company's stock. During this period there were only an infrequent number of trades and virtually no trading volume.
(**) To the best of the Company's knowledge, from November, 1998 through January, 1999, there were only an infrequent number of trades and little trading volume.

     The closing bid price on the Company's common stock was $0.875 per share on June 1, 1999. As of June 1, 1999, there were approximately 1,008 holders of record of the Company's common stock.

     The Company's transfer agent is OTC Stock Transfer, Inc., 321 East 2100 South, Salt Lake City, UT 84115; PO Box 65665, Salt Lake City, UT 84165; tel.
(801)  485-555,  fax  (801)  486-0562.

DIVIDEND  POLICY

     The Company has not paid, and the Company does not currently intend to pay cash dividends on its common stock in the foreseeable future. The current policy of the Company's Board of Directors is for the Company to retain all earnings, if any, to provide funds for operation and expansion of the Company's business. The declaration of dividends, if any, will be subject to the discretion of the Board of Directors, which may consider such factors as the Company's results of operations, financial condition, capital needs and acquisition strategy, among others.

Item  2.     Legal  Proceedings.

     None.

Item  3.     Changes  in  and  Disagreements  With  Accountants.

(a)     On  July  2,  1998  the  Company engaged Ham, Langston & Brezina, L.L.P.
("Ham, Langston & Brezina") as its independent accountant. The decision to engage Ham, Langston & Brezina as the Company's independent accountant was recommended and approved by the chairman of the Company's Board of Directors.

(b) In a report dated May 2, 1994, Darrell T. Schvaneveldt, Certified Public Accountant, reported on the Company's financial statements as of April 30, 1994, December 31, 1993, 1992 and 1991, and the related statements of operations, stockholders' equity and cash flows for the accumulated period January 3, 1977 to April 30, 1994, the period January 1, 1994 to April 30, 1994, and for the years ended December 31, 1993, 1992 and 1991. Such report did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles. Darrell T. Schvaneveldt, Certified Public Accountant, understands that he was terminated as the Company's independent accountant effective May 2, 1994. Thereafter, the Company engaged Ham, Langston & Brezina as its independent accountant on July 2, 1998.

(c) During the Company's two fiscal years ended December 31, 1998 and 1997, and the subsequent interim period preceding the decision to engage independent accountants, there were no "reportable events" (hereinafter defined) requiring disclosure pursuant to Item 304 of Regulation S-B.

(d) Effective July 2, 1998, the Company engaged Ham, Langston & Brezina as its independent accountant. During the two years ended December 31, 1998 and 1997, and the subsequent interim period preceding the decision to engage independent accountants, neither the Company nor anyone on its behalf consulted Ham, Langston & Brezina regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, nor has Ham, Langston & Brezina provided to the Company a written report or oral advice regarding such principles or audit opinion.

     Darrell T. Schvaneveldt, Certified Public Accountant, has provided the Company with a letter pursuant to Rule 304 of Regulation S-B.

Item  4.     Recent  Sales  of  Unregistered  Securities.

     During the past three years, the following transactions were effected by the Company in reliance upon exemptions from registration under the Securities Act of 1933 as amended (the "Act") as provided in Section 4(2) thereof. Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did the Company pay any commissions or fees to any underwriter in connection with any of these transactions. None of the transactions involved a public offering.

     In September, 1998, the Company entered into a Stock Exchange Agreement with the two stockholders of EIP, whereby the Company issued a total of 34,000,000 shares of common stock of the Company to the EIP stockholders in exchange for all of the outstanding shares of EIP. The Stock Exchange Agreement was the result of negotiations between the Company and the EIP stockholders.

     In October, 1998 the Company sold a total of 7,650,000 shares of common stock to six employees of the Company for prices ranging from $.001 to $.01 per share in cash. In November, 1998 the Company sold 80,000 shares to another employee at a purchase price of $.005 per share. In October, 1998, the Company sold a total of 4,250,000 options to purchase common stock of the Company to eight persons who were employees of the Company. The Company believes that each of the persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the purchase of these securities of the Company. All of these persons were employees or vendors of the Company and in such capacity they were knowledgeable about the Company's operations and financial condition.

     In October, November and December, 1998, the Company sold a total of 1,420,000 shares of common stock to eight persons at prices ranging from $.005 to $.04 per share. The Company believes that these persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the purchase of these securities of the Company. The Company believes that each of them was knowledgeable about the Company's operations and financial condition.

     In January, February and March, 1999, the Company sold a total of 1,780,000 shares of common stock to 14 persons at prices ranging from $.005 to $.05 per share in cash. The Company believes that these persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the purchase of these securities of the Company. The Company believes that each of them was knowledgeable about the Company's operations and financial condition.

     In February, 1999, pursuant to a loan agreement effective September, 1998, United Capital Group Limited and the Company agreed to exchange the existing indebtedness on this loan ($186,000) for 7,440,000 shares of common stock, or $0.025 per share. The Company believes that each of the EIP stockholders had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the exchange or purchase of these securities of the Company. The Company believes that the EIP stockholders had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the purchase of these securities of the Company, and that they were knowledgeable about the Company's operations and financial condition.

     In April, 1999, the Company awarded Mr. Genin with an immediately exercisable option to purchase up to 200,000 shares of common stock of the Company at an exercise price of $0.25 per share expiring on March 31, 2002. This was compensation for services rendered from August, 1998 through March 31, 1999. Mr. Genin is an officer and director of the Company. The Company believes that Mr. Genin had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of this option The Company believes that each of he was knowledgeable about the Company's operations and financial condition.

Item  5.     Indemnification  of  Directors  and  Officers.

     The following summary description of certain provisions of the Company's Certificate of Incorporation and Bylaws is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws of the Company, copies of which are included as exhibits to this Form 10-SB.

     The Company's Certificate of Incorporation, Section Seven, provide that a Director of the Company is not liable to either the Company or its shareholders for breach of fiduciary duties unless the breach involves a breach of loyalty to the Company or its shareholders, acts or omissions not in good faith which involve intentional misconduct or knowing violation of law, liability for unlawful payments of dividends or unlawful stock purchase or redemption by the Company, or a transaction from which the director derived an improper personal benefit.

     The Company's Bylaws, Article V, Section 14, provide for the indemnification of present and future officers and directors for all liabilities against the officer or director in connection with any claim by reason of his being or having been an officer or director of the Company.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the Company's Certificate of Incorporation or Bylaws, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

     The financial information required by this item is included as set forth on Pages F-1 through F-29.

                                    PART III

Item  1.     Index  to  Exhibits.
All exhibits set forth below were previously provided.

3.1     Certificate of Incorporation and Amendments thereto.

3.2     By-Laws and Amendments thereto.

4.1     Form of Common Stock Certificate.

10.1    Stock Exchange Agreement by and among First Capital International, Inc.
        and certain registered holders of capital stock of EIP Liisingu AS, an Estonian corporation.

10.2    Loan agreement between the Company and United Capital Group, Ltd

                                       21

16.1    Letter on change of certifying accountant.

21.1    Subsidiaries of the registrant.

27.1    Financial Data Schedule for the year ended December 31, 1997.

27.2    Financial Data Schedule for the year ended December 31, 1998.

27.3    Financial Data Schedule for the three months ended March 31, 1999.

Item  2.     Description  of  Exhibits.

     The Exhibits required by this item were previously provided in the Company's original filing of its Form 10SB as filed with the Commission on June 4, 1999.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this ammendment No. 1 to Form 10SB registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  First  Capital  International,  Inc.




JuLY 20, 1999                     By  /s/  Alex  Genin
                                      ------------------------------------------
                                           Alex  Genin
                                           Director,  CEO and President

JuLY 20, 1999                     By  /s/  Joselito H. Sangel
                                      ------------------------------------------
                                           Joselito H. Sangel
                                           Vice-President of Finance

                        FIRST CAPITAL INTERNATIONAL, INC.
                                   __________



                        CONSOLIDATED FINANCIAL STATEMENTS
                       WITH REPORT OF INDEPENDENT AUDITORS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                        FIRST CAPITAL INTERNATIONAL, INC.
                                TABLE OF CONTENTS
                                   __________

                                                    PAGE(S)
                                                    -------
Report of Independent Auditors . . . . . . . . . . .  F-3

Audited Financial Statements

  Consolidated Balance Sheet as of December 31, 1998  F-4

  Consolidated Statement of Operations for the
    years ended December 31, 1998 and 1997 . . . . .  F-5

  Consolidated Statement of Stockholders' Deficit for the years ended December 31, 1998 and 1997 . F-6

  Consolidated Statement of Cash Flows for the
    years ended December 31, 1998 and 1997 . . . . .  F-7

Notes to Consolidated Financial Statements . . . . .  F-8

                         REPORT OF INDEPENDENT AUDITORS


Board  of  Directors  and  Stockholders
First  Capital  International,  Inc.


We have audited the accompanying consolidated balance sheet of First Capital International, Inc. as of December 31, 1998, and the related statements of operations, stockholders' deficit and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EIP Liisingu AS, a company with which the Company merged in 1998. The financial statements of EIP Liisingu AS reflect total assets constituting 99% of the consolidated total as of December 31, 1998, total revenues constituting 100% of the consolidated totals for the years ended December 31, 1998 and 1997 and total costs and expenses constituting 11% and 100% of the consolidated totals for the years ended December 31, 1998 and 1997, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for EIP Liisingu A.S., is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital International, Inc. as of December 31, 1998, and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ham, Langston & Brezina, L.L.P.

Houston,  Texas
April  21,  1999

PRICEWATERHOUSECCOPERS  PWC

                                                       AS PricewaterhouseCoopers
                                                                   Narva mnt. 9A
                                                                   10117 Tallinn
                                                                         Estonia
                                                      Telephone +(372) 6 141 800
                                                      Facsimile +(372) 6 141 900

RE  PORT  OF  INDEPENDENT  ACCOUNTANTS

To  the  shareholders  of  EIP  Liisingu  AS

We have audited the financial statements of EIP Liisingu AS for the years ended 31 December 1998 and 1997 as set out on pages 1 to 13. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements present fairly, in all material respects, the financial position of the EIP Liisingu AS at 31 December 1998 and 1997 and the results of its operations and its cash flows for the years then ended in comformity with accounting principles generally accepted in the United States of America.

As discussed in note 14 to the Financial Statements, the equity of EIP Liisingu AS is negative. The owners of EIP Liisingu AS plan to increase the share capital to the extent that equity will be in accordance with Estonian Commercial Code. Based on the these planned actions the management of EIP Lissingu AS prepared the financial statements on a going concern basis.


/s/  AS  PricewaterhouseCoopers

AS  PricewaterhouseCoopers

9  March  1999

                                      F-3A

                        FIRST CAPITAL INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998
                                   __________


     ASSETS
---------------------------------------------

Current assets:
  Cash and cash equivalents . . . . . . . . .  $  61,467
  Lease receivables, net. . . . . . . . . . .    107,200
  Accounts and notes receivable, net. . . . .      8,862
  Prepaid expenses. . . . . . . . . . . . . .      6,974
  Assets held for sale. . . . . . . . . . . .     18,958
                                               ----------

    Total current assets. . . . . . . . . . .    203,461

Lease receivables . . . . . . . . . . . . . .    119,339

Accounts and notes receivable, net. . . . . .      3,082

Property and equipment, net . . . . . . . . .      9,519
                                               ----------

      Total assets. . . . . . . . . . . . . .  $ 335,401
                                               ==========


LIABILITIES AND STOCKHOLDERS' DEFICIT
---------------------------------------------

Current liabilities:
  Note payable-related party. . . . . . . . .  $ 166,810
  Accounts payable. . . . . . . . . . . . . .     21,276
  Accrued liabilities . . . . . . . . . . . .      5,225
                                               ----------

    Total current liabilities . . . . . . . .    193,311

Long-term debt-related party. . . . . . . . .    333,641
                                               ----------

      Total liabilities . . . . . . . . . . .    526,952
                                               ----------

Commitments and contingencies

Stockholders' deficit:
  Common stock, $0.001 par value; 100,000,000
    shares authorized; 55,751,142 shares
    issued and outstanding. . . . . . . . . .     55,751
  Additional paid-in capital. . . . . . . . .    581,660
  Accumulated deficit . . . . . . . . . . . .   (826,106)
  Accumulated foreign currency translation
    adjustments . . . . . . . . . . . . . . .     (2,856)
                                               ----------

      Total stockholders' deficit . . . . . .   (191,551)
                                               ----------

        Total liabilities and stockholders'
          deficit . . . . . . . . . . . . . .  $ 335,401
                                               ==========

                 See notes to consolidated financial statements.

                        FIRST CAPITAL INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   __________


                                         YEAR  ENDED  DECEMBER  31,
                                         --------------------------
                                             1998          1997
                                         ------------  ------------
Revenue:
  Interest income . . . . . . . . . . .  $    43,822   $   109,628
  Other operating revenue . . . . . . .       13,352        23,244
                                         ------------  ------------

    Total revenue . . . . . . . . . . .       57,174       132,872
                                         ------------  ------------

Costs and expenses:
  Operating, general and administrative
    expenses. . . . . . . . . . . . . .      257,745        82,146
  Stock and option based compensation .      546,822             -
  Depreciation and amortization . . . .        8,563        12,109
  Interest expense. . . . . . . . . . .       31,611        65,570
  Other expense, net. . . . . . . . . .          303             -
                                         ------------  ------------

    Total costs and expenses. . . . . .      845,044       159,825
                                         ------------  ------------

Net loss. . . . . . . . . . . . . . . .  $  (787,870)  $   (26,953)
                                         ============  ============

Net loss applicable to common
  stockholders. . . . . . . . . . . . .  $  (895,859)  $   (26,953)
                                         ============  ============

Basic and dilutive net loss per
  common share. . . . . . . . . . . . .  $     (0.04)  $     (0.00)
                                         ============  ============

Weighted average shares outstanding . .   24,477,471    12,651,142
                                         ============  ============

                 See notes to consolidated financial statements.

                                FIRST CAPITAL INTERNATIONAL, INC.
                         CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                                            __________


                                                                           FOREIGN      COMPRE-
                                            ADDITIONAL                    CURRENCY      HENSIVE
                                 COMMON      PAID-IN      ACCUMULATED    TRANSLATION     INCOME
                                  STOCK      CAPITAL        DEFICIT      ADJUSTMENT      (LOSS)
                                ---------  ------------  -------------  -------------  ----------
Balance at December 31, 1996 .  $ 40,241   $         -   $    (11,283)  $          -   $  28,958
                                                                                       ----------

Net loss . . . . . . . . . . .         -             -        (26,953)             -     (26,953)

Other comprehensive income-
  foreign currency transla-
  tion adjustment. . . . . . .         -             -              -         (3,125)     (3,125)
                                                                                       ----------

  Comprehensive income                                                                   (30,078)
                                                                                       ----------

Cancellation of shares (48
  shares). . . . . . . . . . .   (38,631)       38,631              -              -           -

Common stock issued for cash
  (8 shares) . . . . . . . . .     5,780             -              -              -           -
                                ---------  ------------  -------------  -------------  ----------

Balance at December 31, 1997 .     7,390        38,631        (38,236)        (3,125)     (1,120)
                                                                                       ----------

Net loss . . . . . . . . . . .         -             -       (787,870)             -    (787,870)

Other comprehensive income-
  foreign currency transla-
  tion adjustment. . . . . . .         -             -              -            269         269
                                                                                       ----------

  Comprehensive income                                                                  (787,601)
                                                                                       ----------

Common stock issued for cash
  before recapitalization
  (30 shares). . . . . . . . .    21,314           376              -              -           -

Recapitalization effective
  September 17, 1998 . . . . .    26,137       (26,137)             -              -           -

Common stock issued for cash
  and services after capital-
  ization (9,100,000 shares) .       910       518,790              -              -           -

Stock options issued to
  officers below fair market
  value. . . . . . . . . . . .         -        50,000              -              -           -
                                ---------  ------------  -------------  -------------  ----------

Balance at December 31, 1998 .  $ 55,751   $   581,660   $   (826,106)  $     (2,856)  $(788,721)
                                =========  ============  =============  =============  ==========

                 See notes to consolidated financial statements.

                        FIRST CAPITAL INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   __________


                                                    YEAR ENDED DECEMBER 31,
                                                    ----------------------
                                                       1998        1997
                                                    ----------  ----------
Cash flows from operating activities:
  Net loss . . . . . . . . . . . . . . . . . . . .  $(787,870)  $ (26,953)
  Adjustment to reconcile net loss to net
    cash used in operating activities:
    Loss from sale of property and equipment . . .          -         304
    Depreciation expense . . . . . . . . . . . . .      8,563      12,109
    Provision for bad debts. . . . . . . . . . . .     53,148           -
    Common stock and stock options issued for
      services . . . . . . . . . . . . . . . . . .    546,822           -
    Change in operating assets and liabilities:
      Lease receivables. . . . . . . . . . . . . .     28,187     257,925
      Accounts receivable. . . . . . . . . . . . .     14,612     242,649
      Prepaid expenses . . . . . . . . . . . . . .         67           -
      Assets held for sale . . . . . . . . . . . .    (18,958)          -
      Accounts payable . . . . . . . . . . . . . .     18,157     (60,988)
      Accrued liabilities. . . . . . . . . . . . .    (53,295)    (21,782)
                                                    ----------  ----------

        Net cash provided by (used in)
          operating activities . . . . . . . . . .   (190,567)    403,264
                                                    ----------  ----------

Cash flows from investing activities:
  Proceeds from sale of property and equipment . .        138       9,721
  Capital expenditures . . . . . . . . . . . . . .          -      (9,041)
                                                    ----------  ----------

        Net cash provided by investing
          activities . . . . . . . . . . . . . . .        138         680
                                                    ----------  ----------

Cash flows from financing activities:
  Proceeds from notes payable. . . . . . . . . . .    166,810           -
  Proceeds from sale of common stock . . . . . . .     44,568      (5,780)
  Payments on notes payable. . . . . . . . . . . .          -    (355,872)
                                                    ----------  ----------

        Net cash provided by (used in) financing
          activities . . . . . . . . . . . . . . .    211,378    (361,652)
                                                    ----------  ----------

Effects of exchange rate changes on cash . . . . .     (1,774)          -

Net increase in cash and cash equivalents. . . . .     19,175      42,292

Cash and cash equivalents, beginning
  of year. . . . . . . . . . . . . . . . . . . . .     42,292           -
                                                    ----------  ----------

Cash and cash equivalents, end of year . . . . . .  $  61,467   $  42,292
                                                    ==========  ==========


Supplemental disclosure of cash flow information:

  Cash paid for interest . . . . . . . . . . . . .  $  31,611   $  65,570
                                                    ==========  ==========

                 See notes to consolidated financial statements.

                        FIRST CAPITAL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   __________

1.     ORGANIZATION  AND  SIGNIFICANT  ACCOUNTING  POLICIES
       ----------------------------------------------------

First Capital International, Inc. (the "Company"), formerly Ranger/USA, Inc., assumed its current name in August 1998 when new management took over the Company which, at the time, had no existing operations, and began implementation of a new business plan. The Company is now involved primarily in the identification, acquisition and operation of businesses serving or focussed on Central and Eastern European markets. To date, the Company's initial business has been EIP Liisingu AS, an Estonian company that provides lease financing of real estate, motor vehicles and equipment. The Company is currently identifying additional acquisition targets that are involved in the financial services or high technology sectors (See Note 2 and 16) and is devoting substantial resources to the development of a virtual shopping mall, PlazaRoyal.com, for deployment on the Internet.

     PRINCIPLES  OF  CONSOLIDATION
     -----------------------------

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all significant intercompany accounts and transactions.

     MANAGEMENT  ESTIMATES
     ---------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates mainly involve the useful lives of property and equipment, the valuation of deferred tax assets and the realizability of accounts receivable.

     REVENUE  RECOGNITION
     --------------------

Interest income is recognized using the interest method over the terms of underlying leases. Other operating revenue is recognized at the time services are provided.

     CONCENTRATIONS  OF  CREDIT  RISK
     --------------------------------

Cash and accounts and lease receivables are the primary financial instruments that subject the Company to concentrations of credit risk. The Company maintains its cash in banks selected based upon management's assessment of the bank's financial stability. Cash balances are currently maintained in banks in Estonia and the United States. Cash balances in U.S. banks may periodically exceed the $100,000 federal depository insurance limit.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

1.     ORGANIZATION  AND  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED
       ----------------------------------------------------------------

     CONCENTRATIONS  OF  CREDIT  RISK,  CONTINUED
     --------------------------------------------

Accounts and leases receivable arise primarily from transactions with customers in Estonia. The Company performs credit reviews of its customers and provides a reserve for accounts where collectibility is uncertain. Collateral is required for credit granted in connection with certain lease transactions.

     CASH  EQUIVALENTS
     -----------------

For purposes of reporting cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

     PROPERTY  AND  EQUIPMENT
     ------------------------

Equipment is stated at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of 2 to 5 years for office furniture and equipment and 2 to 3 years for machinery and equipment.

     IMPAIRMENT  OF  LONG-LIVED  ASSETS
     ----------------------------------

In the event that facts and circumstances indicate that the carrying value of a long-lived asset, including associated intangibles, may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

     INCOME  TAXES
     -------------

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS
     ---------------------------------------

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

1.     ORGANIZATION  AND  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED
       ----------------------------------------------------------------

     FOREIGN  CURRENCY  TRANSLATION
     ------------------------------

The Company has determined that the local currency is the functional currency for its Estonian subsidiary under Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" (FAS 52). Under FAS 52, assets and liabilities denominated in foreign functional currencies are translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of stockholders' deficit. Revenues, costs and expenses denominated in foreign functional currencies are translated at the weighted average exchange rate for the period.

The Estonian kroon ("EEK") is the functional currency of the Company's foreign subsidiary and the EEK is pegged to the German mark ("DEM") in the ratio of 8 EEK = 1 DEM.

     COMPREHENSIVE  INCOME
     ---------------------

Effective January 1, 1998 the Company adopted FAS 130, "Reporting Comprehensive Income". FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires (a) classification of the components of other comprehensive income by their nature in a financial statement and (b) the display of the accumulated balance of the other comprehensive income separate from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Prior years financial statements have been reclassified to conform to these requirements.

2.     REVERSE  MERGER  WITH  EIP  LIISINGU  AS
       ----------------------------------------

On September 28, 1998, the Company recapitalized EIP Liisingu AS ("EIP"), an Estonian corporation, by exchanging 34,000,000 shares of the Company's common stock for all outstanding shares of EIP. For financial reporting purposes EIP has been treated as an acquiring company in a reverse merger transaction. Accordingly, the accompanying financial statements reflect the financial position and results of operations of EIP, although First Capital International, Inc. remains as the legal reporting entity. This acquisition has been accounted for as a recapitalization because the Company was a shell company with no operations prior to the merger.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

3.     GOING  CONCERN  CONSIDERATIONS
       ------------------------------

During the years ended December 31, 1998 and 1997, the Company has been dependent on debt and equity raised from individual investors and related parties to sustain its operations. During the years ended December 31, 1998 and 1997, the Company incurred net losses of $787,870 and $26,953, respectively. Also, during the year ended December 31, 1998, the Company had negative cash flows from operations of $190,567. These factors along with a stockholders' deficit of $191,551 at December 31, 1998 raise substantial doubt about the Company's ability to continue as a going concern.

Management  has  specific  plans  to address the financial situation as follows:

- In the near term the Company plans a private placement of its common stock to qualified investors to fund its current operations.

- In the intermediate term, the Company plans to file a Form 10SB and become a full reporting company under the Securities and Exchange Act of 1934. Management believes this step will provide a market for its common stock and provide a means of obtaining future funds necessary to implement its business plan.

- In the long-term, the Company believes that cash flows from acquired businesses and businesses that it is currently developing will provide the resources for its continued operations. The Company is currently developing a virtual mall for launch on the Internet. Management believes that revenues from this virtual mall, if successfully launched, will more than cover overhead at the corporate level. Acquisition activities and development of the Company's internet project resulted in corporate headquarters accounting for 95% of the Company's total net loss in 1998.

- The Company has identified businesses operating in the telecommunications and Internet sector that the Company believes will provide good near term results and believes that its planned operations in Eastern European markets will provide positive returns (See Note 16).

There can be no assurance that the Company's planned private placement of equity securities or its planned full public reporting status will be successful or that the Company will have the ability to implement its business plan and ultimately attain profitability. The Company's long-term viability as a going concern is dependent upon three key factors, as follows:

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

3.     GOING  CONCERN  CONSIDERATIONS,  CONTINUED
       ------------------------------------------

     The Company's ability to obtain adequate sources of debt or equity funding to meet current commitments and fund the continuation of its business operations.

     The ability of the Company to acquire or internally develop viable businesses.

     The ability of the Company to ultimately achieve adequate profitability and cash flows from operations to sustain its operations.


4.     ACCOUNTS  AND  NOTES  RECEIVABLE
       --------------------------------

Accounts  and  notes  receivable  at  December  31,  1998  were  as  follows:

  Trade accounts receivable. . . . . . . . .  $ 6,618
  Notes receivable . . . . . . . . . . . . .    4,042
  Accrued interest receivable. . . . . . . .    3,537
  Other. . . . . . . . . . . . . . . . . . .      409
                                              -------

                                               14,606
  Less allowance for doubtful accounts . . .    2,662
                                              -------

                                               11,944
  Less current portion of accounts and notes
    receivable . . . . . . . . . . . . . . .    8,862
                                              -------

                                              $ 3,082
                                              =======

5.     INVESTMENT  IN  DIRECT  FINANCING  LEASES
       -----------------------------------------

The Company owns and leases various buildings, transportation and other equipment under leases that meet the criteria to be classified as direct financing leases. Assets owned and leased under direct financing leases are carried at the Company's gross investment in the lease less unearned income. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the direct financing lease.

The components of the Company's investment in direct financing leases at December 31, 1998 were as follows:

  Lease contracts receivable (net of
    accounts reserved of $5,439) . . . .  $280,986
  Less unearned income . . . . . . . . .    54,447
                                          --------

  Investment in direct financing leases.  $226,539
                                          ========

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

5.     INVESTMENT  IN  DIRECT  FINANCING  LEASES,  CONTINUED
       -----------------------------------------------------

The minimum lease payment receivables under noncancellable leasing arrangements at December 31, 1998 were as follows:

  YEAR ENDING
  DECEMBER 31,
----------------------------------------
     1999. . . . . . . . . . . . . . . .  $133,092
     2000. . . . . . . . . . . . . . . .    91,716
     2001. . . . . . . . . . . . . . . .    50,700
     2002. . . . . . . . . . . . . . . .     5,478
                                          --------

     Net minimum lease receipts. . . . .   280,986

     Less unearned income. . . . . . . .    54,447
                                          --------

     Net investment in direct financing
       leases. . . . . . . . . . . . . .   226,539

     Less current portion. . . . . . . .   107,200
                                          --------

                                           119,339
                                          ========

                                    Continued

6.     PROPERTY  AND  EQUIPMENT
       ------------------------

Property  and  equipment  at  December  31,  1998  was  as  follows:

  Transportation equipment . . .  $24,111
  Office equipment . . . . . . .    4,934
                                  -------
                                   29,045
                                  -------

  Less accumulated depreciation.   19,526
                                  -------

                                    9,519
                                  =======

7.     NOTE  PAYABLE  AND  LONG-TERM  DEBT-RELATED  PARTY
       --------------------------------------------------

Notes  payable  and  long-term  debt  at  December  31,  1998  were  as follows:

Note payable to a related foreign corpora-
  tion under a $300,000 line of credit,
  bearing interest at 8.0% per year and
  currently due February 1, 1999.  This
  note includes provisions under which it
  may, at the option of the Company, be
  converted to restricted shares of the
  Company's common stock based on a con-
  version price of $0.25 per share.  In
  February 1999, upon maturity, this note
  was converted. . . . . . . . . . . . . . .  $166,810

Note payable to EIP's former parent company,
  bearing interest at 10% per year and due
  in monthly payments of interest only
  through May 2002, at which date the en-
  tire principal balance is payable.  This
  note is collateralized by substantially
  all of EIP's property and equipment  and
  leased assets excluding buildings and
  transportation equipment.. . . . . . . . .   333,641
                                              --------

                                               500,451
Less current portion . . . . . . . . . . . .   166,810
                                              --------

                                              $333,641
                                              ========

Future maturities of notes payable and long-term debt at December 31, 1999 were as follows:

YEAR ENDING
DECEMBER 31,
-------------
   1999 . . .  $166,810
   2000 . . .         -
   2001 . . .         -
   2002 . . .   333,641
               --------

               500,451
               ========

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

8.     INCOME  TAXES
       -------------

The Company has incurred losses since its inception and, therefore, has not been subject to federal income taxes. As of December 31, 1998, the Company had net operating loss ("NOL") carryforwards for income tax purposes of approximately $480,000 which expire in 2008 through 2018. Under the provisions of Section 382 of the Internal Revenue Code the greater than 50% ownership change in the Company in connection with the reverse merger with EIP (See Note 2) severely limits the Company's ability to utilize the NOL carryforward to reduce future taxable income and related tax liabilities. Additionally, because United States tax laws limit the time during which NOL carryforwards may be applied against future taxable income, the Company will not be able to take full advantage of its NOL for federal income tax purposes should the Company generate taxable income.

The composition of deferred tax assets and the related tax effects at December 31, 1998 are as follows:

  Deferred tax assets:
    Net operating losses. . . . . . . .  $ 163,200
    Allowance for doubtful accounts and
      notes receivable. . . . . . . . .      2,754
    Valuation allowance . . . . . . . .   (165,954)
                                         ----------

      Net deferred tax assets . . . . .  $       -
                                         ==========

The difference between the income tax benefit in the accompanying statement of operations and the amount that would result if the U.S. Federal statutory rate of 34% were applied to pre-tax loss is as follows (amounts in thousands):

                                        1998              1997
                               ------------------  ----------------
                                 AMOUNT      %      AMOUNT     %
                               ----------  ------  --------  ------
  Benefit for income tax at
    federal statutory rate. .  $ 267,875    34.0   $ 9,164    34.0
  Non-deductible compensation   (185,919)  (23.6)        -       -
  Increase in valuation
    allowance . . . . . . . .    (81,956)  (10.4)   (9,164)  (34.0)
                               ----------  ------  --------  ------

                               $       -       -   $     -       -
                               ==========  ======  ========  ======

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

9.     STOCKHOLDER'S  EQUITY
       ---------------------

During the year ended December 31, 1998, the Company sold and issued, above existing shares, a total of 43,100,000 shares of common stock. In order to remain within the constraints of authorized shares on August 28, 1998, the Company adopted amendments to its certificate of incorporation to (i) increase the authorized capital stock of the corporation from 50,000,000 shares to 100,000,000 shares and (ii) decrease the par value of common stock from $0.01 to $0.001 per share. On April 1, 1999 the Company also authorized 10,000,000 shares of serial preferred stock for which the Company's Board of Directors may designate voting power, preferences, limitations and restrictions.

10.     STOCK  OPTIONS
        --------------

During the year ended December 31, 1998, the Company issued non-qualified options to employees, officers and directors of the Company that will allow them to acquire a total of 4,250,000 shares of the Company's common stock at prices ranging from $0.05 to $0.10 per share. The table below summarizes the annual activity of the Company's stock option plan:

                                         WEIGHTED
                                          AVERAGE
                                         EXERCISE
                               OPTIONS     PRICE
                              ---------  ---------
Balance at December 31, 1996
  and 1997 . . . . . . . . .          -  $       -

  Granted. . . . . . . . . .  4,250,000       0.05
  Canceled . . . . . . . . .          -          -
  Exercised. . . . . . . . .          -          -
                              ---------  ---------

Balance at December 31, 1998  4,250,000  $    0.05
                              =========  =========

The Company utilizes the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" and applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its stock option plans. Under APB No. 25, because the exercise prices of the Company's employee stock options were less than the market prices of the underlying Company stock on the date of grant, compensation expense totaling $50,000 has been recognized in these financial statements to reflect the value of the employee stock options granted.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

10.     STOCK  OPTIONS,  CONTINUED
        --------------------------

Had the Company elected to recognize compensation cost for its stock option plans based on the calculated fair value at the grant dates for awards under such plans, consistent with the method prescribed by SFAS No. 123, net income
(loss)  per  share  would  have  reflected the proforma amounts indicated below:

                                                1998      1997
                                            ----------  ---------
Net loss
  as reported. . . . . . . . . . . . . . .  $(787,870)  $(26,953)
  proforma . . . . . . . . . . . . . . . .   (873,187)   (26,953)
Net loss applicable to common stockholders   (981,170)   (26,953)
    Basic and diluted net loss per share .      (0.04)     (0.00)

The fair values of the stock options are estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for options granted in 1998:

Dividend yield. . . . .      0.0%
Expected volatility . .     70.0%
Risk-free interest rate      4.9%
Expected holding period  2 years

The table below summarizes information regarding Company stock options outstanding and exercisable as of December 31, 1998:

                             WEIGHTED
                              AVERAGE    WEIGHTED
                             REMAINING    AVERAGE
                            CONTRACTUAL  EXERCISE
EXERCISE PRICE    SHARES       LIFE        PRICE
---------------  ---------  -----------  ---------
0.05 . . . . .  4,000,000         2.66  $    0.05
0.10. . . . . .   250,000         2.66       0.10

11.     EARNINGS  PER  SHARE
        --------------------

Following is the reconciliation of net loss to the net loss available to common stockholders.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

11.     EARNINGS  PER  SHARE,  CONTINUED
        --------------------------------

                                      1998       1997
                                   ----------  ---------
  Net loss. . . . . . . . . . . .  $(787,870)  $(26,953)

  Less:  Accretion of discount on
    issuance of common stock. . .   (107,989)         -
                                   ----------  ---------

  Net loss available to common
    stockholders. . . . . . . . .  $(895,859)  $(26,953)
                                   ==========  =========

In October through December 1998, common stock was sold to various individuals at prices below the quoted market price. The discount upon issuance of such shares is analogous to a dividend to the holders of newly issued shares and is deducted from the net loss available to common stockholders in the calculation of earnings per share.

12.     RELATED  PARTY  TRANSACTIONS
        ----------------------------

During the years ended December 31, 1998 and 1997, the Company engaged in certain related party transactions as follows:

                                       1998      1997
                                     --------  --------
Direct financing leases with
  officers and directors of EIP

Total lease contract amount . . . .  $ 3,792   $ 1,066
Balance of lease receivable at
  year end. . . . . . . . . . . . .  $ 1,050   $   169
Interest rate . . . . . . . . . . .       15%       10%

Interest incurred on long-term debt
  to former parent of EIP . . . . .  $31,611   $69,613

During 1998 the Company began subleasing office space from a company 100% owned by the Company's president. The sublease is on a month-to-month basis and provides for monthly payments of $2,343. Total rent expense recognized with respect to this lease during 1998 was $9,372.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

13.     LITIGATION
        ----------

The Company is a party to certain litigation arising in the normal course of business. Management believes that such litigation will not have a material impact on the Company.

14.     IMPACT  OF  THE  YEAR  2000  ISSUE
        ----------------------------------

The Year 2000 issue is the result of computer programs and hardware with embedded date technology using two digits to define the applicable year rather than four. Any programs or hardware that are time sensitive and have not been determined to be Year 2000 compliant may recognize a date using "00" as the year 1900 rather than the year 2000. Such improper date recognition could, in turn, result in erroneous processing of data, or, in extreme situations, system failure.

The Company is currently implementing a Year 2000 program which encompasses performing an inventory of information technology and non-information technology systems, assessing the potential problem areas, testing the systems for Year 2000 readiness, and modifying systems that are not Year 2000 compliant.

To date, inventory and assessment are in progress for all core systems that are essential for business operations. The Company believes all of its core systems are Year 2000 compliant. Because many of the Company's systems are new and designed to be year 2000 compliant, the Company's management estimates that the work they have completed represents more than seventy-five percent of the work involved in preparing the Company's systems for the Year 2000.

Although the Company expects to be ready to continue business activities without interruption by a Year 2000 problem, Company management recognizes the general uncertainty inherent in the Year 2000 issue, in part because of the uncertainty about the Year 2000 readiness of third parties, particularly in Estonia and other Eastern European countries. Under a "worst case Year 2000 scenario", it may be necessary for the Company to temporarily interrupt normal business activities or operations and to seek outside financing for cash flow problems brought on by customer payment problems. The Company believes that such circumstances could result in a material adverse impact to its operations and in its current financial position, threaten its continued existence. The Company has begun, but not yet completed, development of a contingency plan to deal with the "most likely worst case Year 2000 scenario". The contingency plan is expected to be completed during the fourth quarter of 1999.

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

14.     IMPACT  OF  THE  YEAR  2000  ISSUE,  CONTINUED
        ----------------------------------------------

Based on a current assessment, the Company's total cost of becoming Year 2000 compliant is not expected to be significant to its financial position, results of operations or cash flows and is estimated to be less than $10,000.

15.     SEGMENT  AND  GEOGRAPHIC  INFORMATION
        -------------------------------------

The Company currently operates in the equipment and real estate direct financing lease business but is actively seeking qualified businesses to acquire. The Company's two reportable segments are based upon geographic area and type of business. All of the Company's foreign operations are currently conducted by EIP in Estonia. EIP operates with the Estonian kroon as its functional currency.

The corporate component of operating income (loss) represents corporate general and administrative expenses. Corporate assets include cash and cash equivalents.

Following  is  a  summary  of  segment  information:

                                   1998       1997
                                ----------  ---------
Net Revenue:
  United States - Corporate. .  $       -   $      -
  Estonia - Leasing. . . . . .     57,174     132,872
                                ----------  ---------

    Total net revenue. . . . .  $  57,174   $ 132,872
                                ==========  =========


Depreciation and Amortization:
  United States - Corporate. .  $       -   $      -
  Estonia - Leasing. . . . . .      8,563     12,109
                                ----------  ---------

    Total depreciation and
      amortization . . . . . .  $   8,563   $ 12,109
                                ==========  =========


Loss from Operations:
  United States - Corporate. .  $(749,179)  $      -
  Estonia - Leasing. . . . . .    (38,691)   (26,953)
                                ----------  ---------

    Total loss from operations  $(787,870)  $(26,953)
                                ==========  =========

                                    Continued

                        FIRST CAPITAL INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   __________

15.     SEGMENT  AND  GEOGRAPHIC  INFORMATION,  CONTINUED
        -------------------------------------------------

Assets:
  United States - Corporate. .  $    906  $      -
  Estonia - Leasing. . . . . .   334,495   324,293
                                --------  --------

    Total assets . . . . . . .  $335,401  $324,293
                                ========  ========


Capital Expenditures:
  United States - Corporate. .  $      -  $      -
  Estonia - Leasing. . . . . .       138     9,721
                                --------  --------

    Total capital expenditures  $    138  $  9,721
                                ========  ========

16.     SUBSEQUENT  EVENTS  -  LETTERS  OF  INTENT
        ------------------------------------------

Subsequent to year-end the Company entered into a letter of intent to acquire TGK-LINK, an Estonian Corporation that provides global data connections and links to local banks in Estonia. The purchase price for TGK-LINK will be 400,000 shares of First Capital International, Inc. common stock. In connection with this acquisition, the Company has agreed to invest up to $300,000 in ventures involving TGK-LINK and to issue to TGK-LINK options to acquire an additional 200,000 restricted shares of the Company's common stock at $0.05 per share if TGK-LINK produces net income of at least $75,000 in 1999. Such options, if granted, will expire February 29, 2000. The TGK-LINK letter of intent also includes a provision that if the quoted market price of the Company's common stock falls below $0.05 per share for 60 consecutive trading days, TGK-LINK will have the right to purchase its shares for $0.01 per share.

                        FIRST CAPITAL INTERNATIONAL, INC.
                                   __________



                   CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
                                   (UNAUDITED)

                        FIRST CAPITAL INTERNATIONAL, INC.
                                TABLE OF CONTENTS
                                   __________

                                                        PAGE(S)
                                                        -------
Unaudited Financial Statements

  Consolidated Balance Sheet as of March 31,
    1999 and December 31, 1998 . . . . . . . . . . . .  F-24

  Consolidated Statement of Operations for the
    three months ended March 31, 1999 and 1998. . . .   F-25

  Consolidated Statement of Stockholders' Deficit for the three months ended March 31, 1999 and 1998 F-26

  Consolidated Condensed Statement of Cash Flows for the three months ended March 31, 1999 and 1998 F-27

Selected Notes to Consolidated Financial Statements. .  F-28

                        FIRST CAPITAL INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEET
                      MARCH 31, 1999 AND DECEMBER 31, 1998
                                   __________


                                                   MARCH 31,     DECEMBER 31,
                                                      1999           1998
     ASSETS                                       (UNAUDITED)       (NOTE)
------------------------------------------------  ------------  --------------
Current assets:
  Cash and cash equivalents. . . . . . . . . . .  $    91,539   $      61,467
  Lease receivables, net . . . . . . . . . . . .       91,269         107,200
  Accounts and notes receivable, net . . . . . .       13,893           8,862
  Prepaid expenses . . . . . . . . . . . . . . .        8,015           6,974
  Assets held for sale . . . . . . . . . . . . .            -          18,958
                                                  ------------  --------------

    Total current assets . . . . . . . . . . . .      204,716         203,461

Lease receivables. . . . . . . . . . . . . . . .      101,102         119,339

Accounts and notes receivable, net . . . . . . .        2,595           3,082

Property and equipment, net. . . . . . . . . . .        6,774           9,519
                                                  ------------  --------------

      Total assets . . . . . . . . . . . . . . .  $   315,187   $     335,401
                                                  ============  ==============


LIABILITIES AND STOCKHOLDERS' DEFICIT
------------------------------------------------

Current liabilities:
  Note payable-related party . . . . . . . . . .  $    32,013   $     166,810
  Accounts payable . . . . . . . . . . . . . . .          279          21,276
  Accrued liabilities. . . . . . . . . . . . . .        3,370           5,225
                                                  ------------  --------------

    Total current liabilities. . . . . . . . . .       35,662         193,311

Long-term debt-related party . . . . . . . . . .      306,646         333,641
                                                  ------------  --------------

      Total liabilities. . . . . . . . . . . . .      342,308         526,952
                                                  ------------  --------------

Commitments and contingencies

Stockholders' deficit:
  Common stock, $0.001 par value; 100,000,000
    shares authorized; 65,023,142 and 55,751,142
    shares issued and outstanding at March 31,
    1999 and December 31, 1998, respectively . .       65,023          55,751
  Additional paid-in capital . . . . . . . . . .      887,028         581,660
  Accumulated deficit. . . . . . . . . . . . . .     (978,432)       (826,106)
  Accumulated foreign currency translation
    adjustments. . . . . . . . . . . . . . . . .         (740)         (2,856)
                                                  ------------  --------------

      Total stockholders' deficit. . . . . . . .      (27,121)       (191,551)
                                                  ------------  --------------

        Total liabilities and stockholders'
          deficit. . . . . . . . . . . . . . . .  $   315,187   $     335,401
                                                  ============  ==============

Note: The consolidated balance sheet at December 31, 1998 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. See accompanying notes.

                        FIRST CAPITAL INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   __________
                                   (UNAUDITED)

                                        THREE MONTHS ENDED MARCH 31,
                                        ----------------------------
                                             1999          1998
                                         ------------  ------------
Revenue:
  Interest income . . . . . . . . . . .  $    10,470   $    10,700
  Other operating revenue . . . . . . .        2,476         2,105
                                         ------------  ------------

    Total revenue . . . . . . . . . . .       12,946        12,805
                                         ------------  ------------

Costs and expenses:
  Operating, general and administrative
    expenses. . . . . . . . . . . . . .       65,656         4,152
  Stock and option based compensation .       89,325             -
  Depreciation and amortization . . . .        2,057         2,085
  Interest expense. . . . . . . . . . .        8,160         7,597
  Other expense, net. . . . . . . . . .        2,863         2,032
                                         ------------  ------------

    Total costs and expenses. . . . . .      168,061        15,866
                                         ------------  ------------

Net loss. . . . . . . . . . . . . . . .  $  (155,115)  $    (3,061)
                                         ============  ============

Net loss applicable to common
  stockholders. . . . . . . . . . . . .  $(1,515,970)  $    (3,061)
                                         ============  ============

Basic and dilutive net loss per
  common share. . . . . . . . . . . . .  $     (0.02)  $     (0.00)
                                         ============  ============

Weighted average shares outstanding . .   61,107,031    46,651,142
                                         ============  ============

                             See accompanying notes.

                              FIRST CAPITAL INTERNATIONAL, INC.
                       CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                          FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                          __________
                                         (UNAUDITED)


                                                                      FOREIGN       COMPRE-
                                         ADDITIONAL                   CURRENCY      HENSIVE
                               COMMON     PAID-IN     ACCUMULATED    TRANSLATION     INCOME
                                STOCK     CAPITAL       DEFICIT      ADJUSTMENT      (LOSS)
                               -------  -----------  -------------  -------------  ----------
Balance at December 31, 1998.  $55,751  $   581,660  $   (826,106)  $     (2,856)  $(788,721)

Net loss. . . . . . . . . . .        -            -      (155,115)             -    (155,115)

Other comprehensive income-
  foreign currency transla-
  tion adjustment . . . . . .        -            -             -          2,116       2,116
                                                                                   ----------

  Comprehensive income                                                              (152,999)
                                                                                   ----------

Common stock issued for cash
  (9,272,000 shares). . . . .    9,272      305,368             -              -           -
                               -------  -----------  -------------  -------------  ----------

Balance at March 31, 1999 . .  $65,023  $   887,028  $   (981,221)  $       (740)  $(941,720)
                               =======  ===========  =============  =============  ==========

                             See accompanying notes.

                        FIRST CAPITAL INTERNATIONAL, INC.
                 CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
                                   __________
                                   (UNAUDITED)

                                          THREE MONTHS ENDED MARCH 31,
                                          ----------------------------
                                                 1999       1998
                                              ----------  --------
Cash flows from operating activities:
  Net loss . . . . . . . . . . . . . . . . .  $(155,115)  $(3,061)
  Adjustment to reconcile net loss to net
    cash provided by operating activities: .    165,636    32,321
                                              ----------  --------

        Net cash provided by operating
          activities . . . . . . . . . . . .     10,521    29,260
                                              ----------  --------

Cash flows from financing activities:
  Proceeds from sale of common stock . . . .     42,950    18,520
  Payments on notes payable. . . . . . . . .    (24,207)   (9,598)
                                              ----------  --------

        Net cash provided by financing
          activities . . . . . . . . . . . .     18,743     8,922
                                              ----------  --------

Effects of exchange rate changes on cash . .        808         -
                                              ----------  --------

Net increase in cash and cash equivalents. .     30,072    38,182

Cash and cash equivalents, beginning
  of period. . . . . . . . . . . . . . . . .     61,467    42,242
                                              ----------  --------

Cash and cash equivalents, end of period . .  $  91,539   $80,424
                                              ==========  ========


Non-cash investing and financing activities:

  Conversion of note payable to a related
    party to common stock. . . . . . . . . .  $ 186,000   $     -

                             See accompanying notes.

                        FIRST CAPITAL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   __________

1.     INTERIM  FINANCIAL  STATEMENTS
       ------------------------------

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month periods ended March 31, 1999 and 1998 are not necessarily indicative of the results that may be expected for the respective full years.

A summary of the Company's significant accounting policies and other information necessary to understand these consolidated interim financial statements is presented in the Company's audited financial statements for the years ended December 31, 1998 and 1997. Accordingly, the Company's audited financial statements should be read in connection with these financial statements.

2.     INCOME  TAXES
       -------------

The difference between the 34% federal statutory income tax rate shown in the accompanying interim financial statements if primarily attributable to an increase in the valuation allowance applied against the tax benefit from utilization of net operating loss carryforwards.

3.     EARNINGS  PER  SHARE
       --------------------

Following is the reconciliation of net loss to the net loss available to common stockholders.

                                       1998        1997
                                   ------------  --------
  Net loss. . . . . . . . . . . .  $  (155,115)  $(3,061)

  Less:  Accretion of discount on
    issuance of common stock. . .   (1,360,855)        -
                                   ------------  --------

  Net loss available to common
    stockholders. . . . . . . . .  $(1,515,970)  $(3,061)
                                   ============  ========

                        FIRST CAPITAL INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   __________

3.     EARNINGS  PER  SHARE,  CONTINUED
       --------------------------------

During the three months ended March 31, 1999, common stock was sold to various individuals at prices below the quoted market price. The discount upon issuance of such shares is analogous to a dividend to the holders of newly issued shares and is deducted from the net loss available to common stockholders in the calculation of earnings per share.